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EXHIBIT 77H:

     For RiverSource Fundamental Growth Fund:

     During the six-month fiscal period ended May 31, 2006, the Fund served as an underlying investment of the affiliated funds-of-funds. The RiverSource Portfolio Builder Series fund and Ameriprise Financial, Inc., through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.